January 6, 2017

VIA EDGAR

Kimberly Browning

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Ms. Browning:

On October 28, 2016, AmericaFirst Quantitative Funds (the "Registrant"), on behalf of its series, the AmericaFirst Large Cap Share Buyback Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on December 5, 2016, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. A redlined draft of the amended prospectus and SAI are also included.

General:

Comment 1. Please confirm supplementally that all blanks and missing information will be included in an amendment to the Registration Statement.

Response. The Registrant so confirms.

Comment 2. Please note that there are references to plural Funds throughout, but there appears to be only one Fund in this prospectus.

Response. This Fund will be included in a larger prospectus with multiple funds once effective, so the Registrant has not revised the disclosure to be singular.

Prospectus:

Fund Summary

Comment 3. Please provide a completed fee table and expense example at least 1 week prior to effectiveness.

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Response. The completed fee table and expense example are provided below:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A and Class U shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in the section entitled How to Buy Shares on page [__] of the Fund’s Prospectus and in Purchase and Redemption of Shares on page [__] of the Fund’s Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)	Class A	Class U	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.00%	2.50%	None
Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price or redemption proceeds)	1.00%	1.00%	None
Redemption Fee (as a % of amount redeemed, if sold within 90 days)	1.00%	1.00%	1.00%
Wire Transfer Fee	$15	$15	$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses[1]	0.71%	0.71%	0.71%
Total Annual Fund Operating Expenses	2.21%	2.96%	1.96%
Fee Waiver[2]	0.00%	(0.01)%	(0.22)%
Total Annual Fund Operating Expenses After Fee Waiver	2.21%	2.95%	1.74%

1 Estimated for the current fiscal year.

2	The Advisor and the Trust have entered into an expense limitation agreement whereby the Advisor has contractually agreed to waive a portion of its fees and/or reimburse certain Fund expenses (exclusive of any front-end or contingent deferred loads, legal fees, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees and expenses or extraordinary expenses such as litigation) in order to limit annual fund operation expenses to 2.45%, 2.95% and 1.74% for Class A, Class U and Class I, respectively. These expense limitations will remain in effect until at least October 31, 2018. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the Advisor. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits and any expense limits in place at the time of the recoupment.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$713	$1,204	$1,720	$3,130
Class U	$541	$1,142	$1,768	$3,447
Class I	$177	$594	$1,037	$2,268

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Comment 4. Please confirm supplementally that the management agreement will be filed as an exhibit to the Registration Statement.

Response. The Registrant has previously filed the management agreement as an exhibit to the Registration Statement, and it will provide an updated schedule with respect to the Fund as an exhibit as well.

Comment 5. Please confirm that the phrasing of the 12b-1 plan line item is correct (that it is a distribution and servicing plan or a distribution or servicing plan).

Response. The Registrant not revised the disclosure because the 12b-1 plan is a distribution plan for Class A shares and a distribution and servicing plan for Class C.

Comment 6. Please confirm that acquired fund fees and expenses are less than 1 basis point or include the line item in the fee table.

Response. The adviser has confirmed to the Registrant that acquired fund fees and expenses are expected to be less than 1 basis point.

Comment 7. Please confirm that a line item for short sale expenses is not applicable or add it to the fee table.

Response. The adviser has confirmed to the Registrant that short sales are not a principal strategy of the Fund.

Comment 8. Please confirm that the expense example includes the effect of the expense cap through only the contract date.

Response. The Registrant so confirms.

Comment 9. In “Principal Investment Strategies”, the 80% test regarding large cap securities should also include a policy to invest 80% in companies that have purchased their own securities in the last year.

Response. The Registrant has revised the 80% policy as requested.

Comment 10. In “Principal Investment Strategies”, please clarify if the Fund invests in domestic or foreign securities, and explain supplementally why the Registrant believes $10 billion is a reasonable definition of large cap. Please also clarify the disclosure regarding whether the $10 billion threshold only applies at the time of purchase or if the Fund will sell securities if their capitalization falls below that threshold going forward.

Response. The Registrant believes that $10 billion is a reasonable definition of large cap because the SEC has informally used that as an acceptable threshold for large cap in the past. Further, industry indices, classifications used by mutual fund rating organizations, and

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definitions used in financial publications are consistent with this definition of large cap. The Registrant has revised the disclosure as follows:

The Fund invests primarily in the common stocks of large capitalization domestic companies that have engaged in repurchasing a portion of the company’s outstanding shares over the last year. Under normal conditions, the Fund will invest at least 80% of the Fund’s net assets, plus any borrowings for investment purposes, in large capitalization companies, which the Advisor defines as companies with a market capitalization of $10 billion or more at the time of purchase, that have purchased their own stock over the last year.

Comment 11. In “Principal Investment Strategies”, please add more detail regarding how the adviser decides to buy or sell securities.

Response. The Registrant revised the disclosure as follows:

The Fund’s investment advisor, AmericaFirst Capital Management, LLC (the “Advisor”), applies fundamental, technical and/or valuation criteria to select from a universe of large capitalization companies that have purchased their own stock over the last twelve months. The Advisor analyses the companies based on market capitalizations, the size of their buyback ratio (the amount the company has bought back), and their risk-adjusted price momentum and value momentum. The companies selected for the Fund’s portfolio remain in the portfolio until the portfolio is rebalanced. The portfolio is rebalanced every four months or on a more frequent basis in order to remove stocks that are no longer attractive or add stocks that have become attractive according to the investment criteria used by the Advisor~~The Fund will rebalance a significant portion of its holdings every four months or on a more frequent basis, based on the Advisor’s quantitative models~~, which could result in high portfolio turnover.

Comment 12. In “Principal Investment Strategies”, please clarify in plain English that the rebalancing of the Fund could result in high portfolio turnover in both the strategy disclosure and related risk.

Response. The Registrant has revised the disclosure as follows:

The Fund will rebalance a significant portion of its holdings, based on the Advisor’s quantitative models, which could result in high portfolio turnover.

Because the Fund will rebalance its holdings at least every four months, the Fund may have high portfolio turnover rates (significantly in excess of 100%)…

Comment 13. In “Principal Investment Strategies”, please note if the fund is expected to focus on any particular sectors.

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Response. The adviser has confirmed to the Registrant that the Fund is not expected to focus on any particular sectors.

Comment 14. In “Principal Risks of Investing in the Fund”, consider adding a risk for companies with market capitalizations below $10 billion if investments in such companies will be a principal strategy or if the Fund will continue to invest in such companies when the market cap is downgraded from $10 billion after the initial investment.

Response. The adviser has confirmed to the Registrant that the Fund may invest in small and medium capitalization companies from time to time and when the large capitalization companies lose capitalization between purchase and rebalancing, so the Registrant has added the risk suggested an revised the strategy disclosure accordingly.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 15. The strategy disclosure in Item 4 and Item 9 is identical. Please consider adding additional information in Item 9 so that Item 4 is a summary of Item 9.

Response. The Registrant has added the following to Item 9:

The Advisor applies fundamental, technical and/or valuation criteria to select from a universe of large capitalization companies that have purchased their own stock over the last twelve months. The Advisor analyses the companies with the largest market capitalizations that trade on a US exchange and then ranks them by the size of their buyback ratio over the last twelve months (the amount the company has bought back). The highest ranking by buyback ratio are then ranked by their risk-adjusted price momentum and value momentum over the last two years, and the top ranked companies remain in the portfolio until the portfolio is rebalanced. The portfolio is rebalanced every four months in order to remove stocks that are no longer attractive or add stocks that have become attractive according to the investment criteria used by the Adviso~~The Fund will rebalance a significant portion of its holdings every four months or on a more frequent basis, based on the Advisor’s quantitative models~~, which could result in high portfolio turnover.

How to Buy Shares

Comment 16. Please revise the disclosure to use the term “good order” or “proper form” consistently.

Response. The Registrant has revised the disclosure to refer to “good order” throughout.

Comment 17. The disclosure for Class A shares mentions Class C shares, but the Fund does not offer Class C shares. The section regarding sales charge reductions also mentions other funds. Please explain.

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Response. Once effective, the Fund will be in a prospectus with other series of the Trust that are also advised by the adviser and some of which offer Class C shares.

Dividends, Distributions, and Taxes

Comment 18. In the second sentence of the second paragraph in “Taxes”, it notes information for taxable years beginning before January 1, 2013. Please delete this reference. Derivative instruments are also mentioned, but derivatives are not mentioned in the strategy or risks, so either add them to the strategy and risks or remove it from the Tax section.

Response. The references are applicable to the other funds that will be included in the same prospectus as the Fund, so the Registrant has not removed them.

Management

Comment 19. In “Management Fees”, please revise the disclosure pursuant to Item 10(a)(1)(iii) to say that a discussion regarding the basis for the Board of Trustees approval of the Investment Advisory Agreement will be found in the Funds’ annual report to shareholders dated June 30, 2017 rather than is found.

Response. The Registrant has revised the disclosure as requested.

SAI:

Investment Restrictions

Comment 20. In restriction (g) on concentration, please add that that the fund will look through underlying investment companies to determine its concentration status.

Response. The Registrant has supplemented the concentration disclosure as follows:

With respect to Fundamental Investment Restriction (g), if the Fund invests in one or more investment companies that concentrates its investments in a particular industry, the Fund will examine its other investment company holdings to ensure that the Fund is not indirectly concentrating its investments in a particular industry.

Comment 21. In “Other Investment Policies,” (a), the second sentence regarding Rule 144A securities not being considered illiquid is not always true. Please revise the disclosure accordingly.

Response. The Registrant has revised the disclosure as shown below:

Rule 144A securities with registration rights are not generally considered to be illiquid;

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Comment 22. In “Additional Information About Investments and Risks,” please separate principal and non-principal investments.

Response. The Registrant has not revised the disclosure as requested because it would be difficult for an investor to interpret once the Fund is included in a joint SAI. The Registrant has added the following to clarify that principal strategies and risks can be found in the applicable fund’s prospectus:

The investment objective of each Fund and a description of its principal investment strategies are set forth under "Principal Investment Strategies" and “Principal Investment Risks” in the Prospectus. Each Fund's investment objective is not fundamental and may be changed without the approval of a majority of the applicable Fund's outstanding voting securities.

The following pages contain more detailed information about the types of instruments in which the Funds may invest, and a summary of related risks.

Comment 23. Please confirm that all principal strategies and risks have been disclosed in Item 4 and Item 9 in the prospectus.

Response. The Registrant so confirms.

Trustee Compensation

Comment 24. Please correct the column headings to match those provided in Form N-1A.

Response. The Registrant has made the revision requested.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins